February 23, 2010

VIA EDGAR AND ELECTRONIC COPY

Mr. William J. Kotapish, Esq.
Assistant Director
Office of Insurance Products
The United States Securities and
   Exchange Commission
Judiciary Plaza
100 F. Street, NE
Washington, D.C. 20549-8629

Subject:                      Request for Approval to File Registration Statements Pursuant to
                    Rule 485(b)(1)(vii) of the Securities Act of 1933

Dear Mr. Kotapish:

On behalf of Nationwide Life Insurance Company and its affiliate Nationwide Life and Annuity Insurance Company (collectively "Nationwide"), I respectfully request approval to file a Post-Effective Amendment to the variable life insurance registration statements listed in Table B below pursuant to Rule 485(b)(1)(vii) of the Securities Act of 1933 (The "1933 Act").

The purpose of this Post-Effective Amendment is to add language to the prospectus and Statement of Additional Information to describe an administrative procedure for restoring surrendered policies that result in backwards pricing of Accumulation Units.

Nationwide requests that the Post Effective Amendment No. 6 to the registration statement filed on February 10, 2010 pursuant to Rule 485(a) of the 1933 Act (1933 Act File No. 333-146649) in Table A serve as a "Template" for the registration statements listed in Table B that follows.

Table A: "Template" Registration Statement:
Separate Account	Company	1933 Act File No.	Investment Company Act of 1940 File No.
Nationwide VLI Separate Account – 7	Nationwide Life Insurance Company CIK: 0001299473	333-146649	811-21610

Table B: Requested "Replica" Registration Statements:
Separate Account	Company	1933 Act File No.	Investment Company Act of 1940 File No.
Nationwide VLI Separate Account - 2	Nationwide Life Insurance Company CIK: 0000820914	033-42180	811-05311
Nationwide VLI Separate Account – 4	Nationwide Life Insurance Company CIK: 0001041357	333-31725	811-08301
Nationwide VLI Separate Account – 7	Nationwide Life Insurance Company CIK: 0001299473	333-117998	811-21610
Nationwide VLI Separate Account – 7	Nationwide Life Insurance Company CIK: 0001299473	333-149295	811-21610

Separate Account	Company	1933 Act File No.	Investment Company Act of 1940 File No.
Nationwide VLI Separate Account – 7	Nationwide Life Insurance Company CIK: 0001299473	333-156020	811-21610
Nationwide Provident VLI Separate Account – 1	Nationwide Life Insurance Company CIK: 0000740269	333-164119	811-04460
Nationwide Provident VLI Separate Account – 1	Nationwide Life Insurance Company CIK: 0000740269	333-164120	811-04460
Nationwide Provident VLI Separate Account – 1	Nationwide Life Insurance Company CIK: 0000740269	333-164118	811-04460
Nationwide VL Separate Account – G	Nationwide Life and Annuity Insurance Company CIK: 0001313581	333-146073	811-21697
Nationwide VL Separate Account – G	Nationwide Life and Annuity Insurance Company CIK: 0001313581	333-146650	811-21697
Nationwide VL Separate Account – G	Nationwide Life and Annuity Insurance Company CIK: 0001313581	333-149213	811-21697
Nationwide VL Separate Account – G	Nationwide Life and Annuity Insurance Company CIK: 0001313581	333-155153	811-21697

The language to be used in each Replica Registration Statement is substantially identical to the language in the Template Registration Statement.

1.  The disclosure below was added to the "Full Surrender" section of the "Surrenders" provision of the Template Registration Statement.

Policy Restoration after a Full Surrender.  Prior to the Insured's death, we will permit restoration of a surrendered policy pursuant to the established procedures to meet the requirements of state insurance law regarding the replacement of life insurance (i.e. use of the Proceeds from a surrender policy to purchase a new policy).   Restored policies will be treated as if they were never surrendered for all purposes, including Investment Experience, interest, and deduction of charges.

For additional information and a description of our current policy restoration requirements and procedures see the "Policy Restoration Procedure" section of the Statement of Additional Information to this prospectus or contact us.  The Statement of Additional Information is available free of charge and can be obtained using the contact information on page 1 of this prospectus.

2.  The disclosure below was added to the Template Registration Statement's Statement of Additional Information as a new section.

Policy Restoration Procedure

Requests to restore a surrendered policy must meet the following requirements:

•
the request must be in writing and signed by the policy owner (if the surrender was a 1035 exchange to a new policy with a different insurer, the signature of an officer of the replacing insurer is also required);

•
the written request must be received by us within thirty days of the date the policy was surrendered (periods up to sixty days will be permitted based on the right to examine period applicable to replaced life insurance policies in the state where the policy was issued);

•	the surrender Proceeds must be returned in their entirety; and

•	the Insured must be alive on the date the restoration request is received.

No proof of insurability or additional underwriting will be required for requests to restore a surrendered policy that meet the above requirements.

A restored policy will be treated as if it had never been surrendered for all purposes, including Investment Experience, accrual of interest, and deduction of charges, resulting in the following:

•	the returned surrender proceeds and any amount taken as a surrender charge will be used to purchase Accumulation Units according to your allocations in affect on, and priced as of, the surrender date;

•
any charges that would otherwise have been assessed during the period of surrender will be assessed as of the date(s) they were due resulting in the cancellation of Accumulation Units priced as of the applicable date(s);

•	interest will be credited on any allocation to a fixed investment option at the rate(s) in effect during the period of surrender;

•	interest charged and credited on any Indebtedness will accrue at the rates in effect for the period of surrender; and

•	any transfer of loan interest charged or credited that would have occurred during the period of surrender will been transferred as of the date(s) such transfers would have otherwise occurred.

Policy restoration is not a contract right of the policy, it is an administrative procedure based on requirements of state insurance law and the terms are subject to change without notice at any time.

*******************************************************************************************

Nationwide represents that:
•
Any disclosure changes in the Replica filings will be substantially identical to disclosure in the Template filing, and the Template filing disclosure fairly represents the disclosure in the Replica filings.

•	Nationwide will be able to revise the Replica filings to reflect SEC staff comments made to the Template filing.
•	Nationwide will, in fact, revise the Replica filings to incorporate changes made to disclosure in the Template filing in response to SEC staff comments.
•	The Replica filings will not contain changes that will otherwise make them ineligible to be filed pursuant to Rule 485(b) of the 1933 Act.

Thank you for your consideration in this matter.  Should you have any questions regarding this request, please contact me at (614) 677-5276.

Sincerely,

/s/ CHRISTINE M. WALKUP

Christine M. Walkup
Senior Counsel
Nationwide Life Insurance Company
Nationwide Life and Annuity Insurance Company

cc:           Ms. Rebecca Marquigny, Esq.
Office of Insurance Products and Legal Compliance